FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July 2007
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairman), I D Cockerill
†
(Chief Executive Officer),K Ansah
#
, A Grigorian°, N J Holland
†
(Chief Financial Officer), G Marcus,
J M McMahon
†
, J G Hopwood, D M J Ncube, R L Pennant-Rea
†
, P J Ryan, T M G Sexwale, C I von Christierson
†
British,
#
Ghanaian, °Russian
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 644-2400
Fax +27 11 484-0639
www.goldfields.co.za
Enquires
South Africa
Willie Jacobsz
Tel +27 11 644-2460
Fax +27 11 484-0639
Andrew.davidson@goldfields.co.za
Nerina Bodasing
Tel +27 11 644-2630
Fax +27 11 484-0639
Nerina.bodasing@goldfields.co.za
MEDIA RELEASE
GOLD FIELDS ACQUIRES AN ADDITIONAL 16.2
MOZ ADJACENT TO SOUTH DEEP
Johannesburg, 27 July 2007: Gold Fields Limited (“Gold
Fields”) (NYSE, JSE, DIFX: GFI) is pleased to announce that
agreement has been reached in terms of which JCI Limited (JCI)
and Randgold & Exploration Company Limited (R&E) will
relinquish certain rights which they have to ground contiguous to
South Deep Gold Mine (South Deep) for a consideration of R400 million plus VAT.
The agreement is subject to, inter alia, the approval of
shareholders representing at least 50% of the shares entitled to vote at general meetings of both JCI and R&E. The JCI and R&E shareholders meetings are expected to take place during the last week of September.
Irrevocable undertakings of support for the proposed transaction have been received from shareholders representing 57% of JCI shares and 52% of R&E shares entitled to vote at the respective meetings.
The transaction, if implemented, will result in Western Areas
Limited (a 100% subsidiary of Gold Fields Limited) owning 74%
of a company which holds the exploration rights to the ground in question, with Peotona Gold, a black empowerment company,
holding the balance.
It is estimated that the contiguous ground, immediately to the
East of South Deep, contains an indicated resource of
approximately 16.2 million ounces of gold at a cut off grade of 5 grams per ton. This ground could be accessed through the
existing South Deep Infrastructure.
-ends-

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 27 July 2007
GOLD FIELDS LIMITED
By:
Name:    Mr W J Jacobsz
Title:       Senior Vice President: Investor
  Relations and Corporate Affairs